

September 11, 2013

<u>Via E-mail</u>
David Nass
President and Chief Executive Officer
UBS Commercial Mortgage Securitization Corp.
c/o Deutsche Bank Trust Company Americas as Certificate Administrator
1761 East St. Andrew Place
Santa Ana, CA 92705

  Re: **UBS Commercial Mortgage Trust 2012-C1**
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed March 29, 2013
    File No. 333-177354-01

Dear Mr. Nass:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert Errett

        Robert Errett
        Special Counsel